UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 28, 2026

PROSPERITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	001-35388	74-2331986
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4295 San Felipe

Houston, Texas 77027

(Address of principal executive offices including zip code)

Registrant’s telephone number, including area code: (281) 269-7199

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $1.00 per share	PB	New York Stock Exchange, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On January 28, 2026, Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”) and Stellar Bancorp, Inc., a Texas corporation (“Stellar”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 27, 2026, by and between Prosperity and Stellar, pursuant to which, upon the terms and subject to the conditions set forth therein, Stellar will merge with and into Prosperity (the “Merger”), with Prosperity continuing as the surviving corporation in the Merger. Immediately following the Merger, Stellar’s wholly owned banking subsidiary, Stellar Bank, will merge with and into Prosperity’s wholly owned banking subsidiary, Prosperity Bank (the “Bank Merger”), which will continue as the surviving bank in the Bank Merger. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with the announcement of the Merger Agreement, Prosperity and Stellar intend to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides that will be available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is being “furnished” and is not deemed to be “filed” with the SEC for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of Prosperity under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing. Prosperity does not incorporate by reference to this Current Report on Form 8-K information presented at any website referenced in this report or in any of the Exhibits attached hereto.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1*	Joint press release of Prosperity Bancshares, Inc. and Stellar Bancorp, Inc.

99.2*	Joint investor presentation of Prosperity Bancshares, Inc. and Stellar Bancorp, Inc.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Furnished, not filed.

Cautionary Notes on Forward Looking Statements

This Current Report on Form 8-K contains statements regarding the proposed transaction between Prosperity Bancshares, Inc. (“Prosperity”) and Stellar Bancorp, Inc. (“Stellar”); future financial and operating results; benefits and synergies of the proposed transaction; future opportunities for Prosperity; the issuance of common stock of Prosperity contemplated by the Agreement and Plan of Merger by and between Prosperity and Stellar (the “Merger Agreement”); the expected filing by Prosperity with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Prosperity and a proxy statement of Stellar to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,”

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“estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about Prosperity, Stellar and their respective subsidiaries or related to the proposed transaction between Prosperity and Stellar and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about Prosperity’s and Stellar’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s and Stellar’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and Stellar’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s and Stellar’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s and Stellar’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement.

These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity and Stellar currently believe to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of the control of Prosperity and Stellar, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, Stellar or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Prosperity’s and Stellar’s businesses as a result of the announcements and pendency of the proposed transaction, (3) the risk that the integration of Stellar’s businesses and operations into Prosperity will be materially delayed or will be more costly or difficult than expected, or that Prosperity is otherwise unable to successfully integrate Stellar’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of Stellar, (5) the ability by Prosperity and/or Stellar to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Prosperity after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuances of additional shares of Prosperity’s common stock in the proposed transaction, (9) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Prosperity before or after the proposed transaction, or against Stellar, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of Prosperity and Stellar. Prosperity and Stellar disclaim any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other risks, uncertainties, assumptions, and factors are discussed in the Annual Reports on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, filed by Prosperity or Stellar and in other filings made by Prosperity and Stellar with the SEC from time to time.

Additional Information about the Transaction and Where to Find It

Prosperity intends to file with the SEC the Registration Statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Stellar in connection with the proposed transaction. The Registration Statement will include the Proxy Statement/Prospectus which will be sent to the shareholders of Stellar in connection

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with the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that may be filed by Prosperity or Stellar with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents that are filed with the SEC by Prosperity or Stellar, as applicable, free of charge from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

Participants in the Solicitation

Prosperity, Stellar and certain of their directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Stellar’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Prosperity and their ownership of Prosperity common stock is contained in the definitive proxy statement for Prosperity’s 2025 annual meeting of shareholders (the “Prosperity Annual Meeting Proxy Statement”), which was filed with the SEC on March 13, 2025, including under the headings “Item 1. Election of Directors,” “Corporate Governance,” “Executive Compensation and Other Matters,” “Item 3. Advisory Vote on Executive Compensation,” and “Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders.” Information about the directors and executive officers of Stellar and their ownership of Stellar common stock is contained in the definitive proxy statement for Stellar’s 2025 annual meeting of shareholders (the “Stellar Annual Meeting Proxy Statement”), which was filed with the SEC on April 10, 2025, including under the headings “Proposal 1: Election of Directors,” “Certain Corporate Governance Matters,” “Executive Compensation and Other Matters,” “Executive Compensation Payments and Awards,” “Proposal 4: Advisory Vote on the Compensation of the Company’s Named Executive Officers (“Say-on-Pay Resolution”),” and “Beneficial Ownership of the Company’s Common Stock by Management and Principal Shareholders of the Company.” Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Stellar in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. To the extent holdings of securities by potential participants (or the identity of such participants) have changed since the information printed in the Prosperity Annual Meeting Proxy Statement or the Stellar Annual Meeting Proxy Statement, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 filed with the SEC, as applicable. Free copies of the Proxy Statement/Prospectus relating to the proposed transaction and free copies of the other SEC filings to which reference is made in this paragraph may be obtained from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSPERITY BANCSHARES, INC. (Registrant)

Dated: January 28, 2026	By:	/s/ Charlotte M. Rasche
	Name:	Charlotte M. Rasche
	Title:	Executive Vice President and General Counsel

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Exhibit 99.1

PRESS RELEASE

PROSPERITY BANCSHARES, INC.®

AND

STELLAR BANCORP, INC.

ANNOUNCE MERGER

FOR IMMEDIATE RELEASE

HOUSTON, TEXAS, January 28, 2026. Prosperity Bancshares, Inc.® (NYSE: PB) (“Prosperity”), the parent company of Prosperity Bank®, and Stellar Bancorp, Inc. (NYSE: STEL) (“Stellar”), the parent holding company of Stellar Bank, headquartered in Houston, Texas, today jointly announced the signing of a definitive merger agreement whereby Prosperity will acquire Stellar and Stellar Bank.

Stellar Bank operates fifty-two (52) banking offices in greater Houston, Beaumont and surrounding areas and Dallas, Texas. As of December 31, 2025, Stellar, on a consolidated basis, reported total assets of $10.807 billion, total loans of $7.301 billion and total deposits of $9.021 billion.

Under the terms and subject to the conditions of the definitive agreement, Prosperity will issue 0.3803 shares of Prosperity common stock and $11.36 in cash for each outstanding share of Stellar common stock. Based on Prosperity’s closing price of $72.90 on January 27, 2026, the total consideration was valued at approximately $2.002 billion.

Robert R. Franklin, Jr., Stellar’s Chief Executive Officer and Stellar Bank’s Executive Chairman will join Prosperity Bank as Vice Chairman and Ramon Vitulli, Stellar’s President and Stellar Bank’s Chief Executive Officer, will join Prosperity Bank as Houston Area Chairman. Additional members of Stellar Bank management will maintain leadership roles in the combined organization.

In addition, upon completion of the merger, Mr. Franklin and one additional member of the Stellar Board of Directors will join the Board of Directors of Prosperity, and Mr. Vitulli and Pat Parsons, a director of Stellar Bank, will join the Board of Directors of Prosperity Bank.

“I am very excited to announce the merger of Stellar with Prosperity and to partner with Bob, Ray and the management team and other professionals of Stellar Bank,” said David Zalman, Senior Chairman and Chief Executive Officer of Prosperity. The combination of our companies will create the second largest bank by deposits headquartered in Texas with over 330 banking centers. Together, our increased scale better positions us to invest in future opportunities and serve our customers. Stellar and its predecessors have been serving the Houston and Beaumont, Texas areas for many years. This is a rare opportunity to significantly enhance our presence in the Houston area, a market with a diverse economy that is continually attracting investment and has a growing population. Bob and Ray have extensive banking experience and we are looking forward to them joining our team and continuing to take Prosperity to the next level.”

“Our banks have a complementary footprint, and we are familiar with and remain committed to the communities that Stellar Bank serves, including with both financial products and community support,” continued Zalman.

“We are thrilled to announce this partnership with Prosperity,” said Mr. Franklin, Chief Executive Officer of Stellar and Executive Chairman of Stellar Bank. “By joining forces, we are creating one of the strongest Texas banking franchises, supported by an exceptional deposit base and a shared commitment to relationship-driven community banking. This combination enhances our ability to serve customers with greater scale, expanded capabilities, and the financial strength needed to meet the evolving needs of a growing Texas economy.”

“I am incredibly proud of what our team has built, and I am excited about the opportunities this merger creates for our customers, employees, and communities. Together with Prosperity, we look forward to building an even more competitive and resilient financial institution for the future,” continued Franklin.

The merger has been unanimously approved by the Boards of Directors of both companies and is expected to close during the second quarter of 2026, subject to the receipt of required regulatory approvals, approval by Stellar’s shareholders and the satisfaction of other customary closing conditions.

Stellar is being advised by Keefe, Bruyette & Woods, a Stifel Company. as financial advisor, and Norton Rose Fulbright US, LLP, as legal counsel. Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Prosperity.

Conference Call

Prosperity and Stellar management teams will be available to discuss this transaction during Prosperity’s previously scheduled earnings conference call on Wednesday, January 28, 2026 at 11:30 a.m. Eastern Time (10:30 a.m. Central Time). Individuals and investment professionals may participate in the call by dialing 877-883-0383 for domestic participants, or 412-902-6506 for international participants. The elite entry number is 0259843.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybankusa.com. The webcast may be accessed from Prosperity’s Investor Relations page by selecting “Presentations, Webcasts & Calls” from the menu and following the instructions.

About Prosperity Bancshares, Inc. ®

As of December 31, 2025, Prosperity Bancshares, Inc.® is a $38.463 billion Houston, Texas based regional financial holding company providing personal banking services and investments to consumers and businesses throughout Texas and Oklahoma. Founded in 1983, Prosperity believes in a community banking philosophy, taking care of customers, businesses and communities in the areas it serves by providing financial solutions to simplify everyday financial needs. In addition to offering traditional deposit and loan products, Prosperity offers digital banking solutions, credit and debit cards, mortgage services, retail brokerage services, trust and wealth management, and treasury management.

Prosperity currently operates 301 full-service banking locations: 62 in the Houston area, including The Woodlands; 36 in the South Texas area including Corpus Christi and Victoria; 61 in the Dallas/Fort Worth area; 22 in the East Texas area; 28 in the Central Texas area including Austin and San Antonio; 45 in the West Texas area including Lubbock, Midland-Odessa, Abilene, Amarillo and Wichita Falls; 15 in the Bryan/College Station area; 6 in the Central Oklahoma area; 8 in the Tulsa, Oklahoma area and 18 in the Central, South Texas and San Antonio areas currently doing business as American Bank.

About Stellar Bancorp, Inc.

Stellar Bancorp, Inc. is a bank holding company headquartered in Houston, Texas. Stellar’s principal banking subsidiary, Stellar Bank, provides a diversified range of commercial banking services primarily to small- to medium-sized businesses and individual customers across Houston, Dallas, Beaumont and surrounding communities in Texas.

Cautionary Notes on Forward Looking Statements

This press release contains statements regarding the proposed transaction between Prosperity and Stellar; future financial and operating results; benefits and synergies of the proposed transaction; future opportunities for Prosperity; the issuance of common stock of Prosperity contemplated by the Agreement and Plan of Merger by and between Prosperity and Stellar (the “Merger Agreement”); the expected filing by Prosperity with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Prosperity and a proxy statement of Stellar to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,”

“projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about Prosperity, Stellar and their respective subsidiaries or related to the proposed transaction between Prosperity and Stellar and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about Prosperity’s and Stellar’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s and Stellar’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and Stellar’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s and Stellar’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s and Stellar’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement.

These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity and Stellar currently believe to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of the control of Prosperity and Stellar, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, Stellar or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Prosperity’s and Stellar’s businesses as a result of the announcements and pendency of the proposed transaction, (3) the risk that the integration of Stellar’s businesses and operations into Prosperity will be materially delayed or will be more costly or difficult than expected, or that Prosperity is otherwise unable to successfully integrate Stellar’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of Stellar, (5) the ability by Prosperity and/or Stellar to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Prosperity after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuances of additional shares of Prosperity’s common stock in the proposed transaction, (9) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Prosperity before or after the proposed transaction, or against Stellar, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of Prosperity and Stellar. Prosperity and Stellar disclaim any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other risks, uncertainties, assumptions, and factors are discussed in the Annual Reports on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, filed by Prosperity or Stellar and in other filings made by Prosperity and Stellar with the SEC from time to time.

Additional Information about the Transaction and Where to Find It

Prosperity intends to file with the SEC the Registration Statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Stellar in connection with the proposed transaction. The Registration Statement will include the Proxy Statement/Prospectus which will be sent to the shareholders of Stellar in connection with the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that may be filed by Prosperity or Stellar with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents that are filed with the SEC by Prosperity or Stellar, as applicable, free of charge from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

Participants in the Solicitation

Prosperity, Stellar and certain of their directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Stellar’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Prosperity and their ownership of Prosperity common stock is contained in the definitive proxy statement for Prosperity’s 2025 annual meeting of shareholders (the “Prosperity Annual Meeting Proxy Statement”), which was filed with the SEC on March 13, 2025, including under the headings “Item 1. Election of Directors,” “Corporate Governance,” “Executive Compensation and Other Matters,” “Item 3. Advisory Vote on Executive Compensation,” and “Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders.” Information about the directors and executive officers of Stellar and their ownership of Stellar common stock is contained in the definitive proxy statement for Stellar’s 2025 annual meeting of shareholders (the “Stellar Annual Meeting Proxy Statement”), which was filed with the SEC on April 10, 2025, including under the headings “Proposal 1: Election of Directors,” “Certain Corporate Governance Matters,” “Executive Compensation and Other Matters,” “Executive Compensation Payments and Awards,” “Proposal 4: Advisory Vote on the Compensation of the Company’s Named Executive Officers (“Say-on-Pay Resolution”),” and “Beneficial Ownership of the Company’s Common Stock by Management and Principal Shareholders of the Company.” Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Stellar in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. To the extent holdings of securities by potential participants (or the identity of such participants) have changed since the information printed in the Prosperity Annual Meeting Proxy Statement or the Stellar Annual Meeting Proxy Statement, such information has been or will be reflected on Statements of Change in

Ownership on Forms 3 and 4 filed with the SEC, as applicable. Free copies of the Proxy Statement/Prospectus relating to the proposed transaction and free copies of the other SEC filings to which reference is made in this paragraph may be obtained from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

For more information contact:

Prosperity Bancshares, Inc.

Cullen Zalman

Executive Vice President – Banking and Corporate Activities

281.269.7199

cullen.zalman@prosperitybankusa.com

Stellar Bancorp, Inc.

Paul Egge

Chief Financial Officer

281.517.6461

paul.egge@stellar.bank

Exhibit 99.2 Announces the acquisition of January 28, 2026

Cautionary Note on Forward Looking Statements This presentation contains statements regarding the proposed transaction between Prosperity Bancshares, Inc. (“Prosperity”) and Stellar Bancorp, Inc. (“Stellar”); future financial and operating results; benefits and synergies of the proposed transaction; future opportunities for Prosperity; the issuance of common stock of Prosperity contemplated by the Agreement and Plan of Merger by and between Prosperity and Stellar (the “Merger Agreement”); the expected filing by Prosperity with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Prosperity and a proxy statement of Stellar to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about Prosperity, Stellar and their respective subsidiaries or related to the proposed transaction between Prosperity and Stellar and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about Prosperity’s and Stellar’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s and Stellar’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and Stellar’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s and Stellar’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s and Stellar’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement. These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity and Stellar currently believe to be valid. Because forward- looking statements relate to future results and occurrences, many of which are outside of the control of Prosperity and Stellar, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, Stellar or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Prosperity’s and Stellar’s businesses as a result of the announcements and pendency of the proposed transaction, (3) the risk that the integration of Stellar’s businesses and operations into Prosperity will be materially delayed or will be more costly or difficult than expected, or that Prosperity is otherwise unable to successfully integrate Stellar’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of Stellar, (5) the ability by Prosperity and/or Stellar to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Prosperity after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuances of additional shares of Prosperity’s common stock in the proposed transaction, (9) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Prosperity before or after the proposed transaction, or against Stellar, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of Prosperity and Stellar. Prosperity and Stellar disclaim any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other risks, uncertainties, assumptions, and factors are discussed in the Annual Reports on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, filed by Prosperity or Stellar and in other filings made by Prosperity and Stellar with the SEC from time to time. 2

Enhances Texas Footprint (1) Pro Forma Snapshot at Estimated Close Pro Forma Texas Branches $54B $33B $42B Assets Loans Deposits 78.9% 9.9% 34% (3) Loans HFI / Deposits TCE / TA NIB Deposits 10.0% 13.6% 14.6% Leverage Ratio CET1 Ratio Total Capital Ratio Transaction Rationale ✓ One of the Best Deposit Franchises in the Country nd ✓ Creates the 2 Largest Texas-Headquartered Bank by Assets ✓ Bolsters Position as a Leading Houston Bank ✓ #1 Bank in Beaumont by Deposit Share (2) Prosperity Bank (321) ✓ Similar Credit Cultures Stellar Bank (52) ✓ Stellar is among few remaining Houston Franchises with Meaningful Scale Source: S&P Capital IQ Pro, Company Documents (1) For illustrative purposes, assumes transaction closes on June 30, 2026 (2) Prosperity shown pro forma for its recently completed acquisition of American Bank Holding Corp. and its pending acquisition of Southwest Bancshares, Inc. 3 (3) As of December 31, 2025. Prosperity not shown pro forma for its recently completed acquisition of American Bank Holding Corp. or its pending acquisition of Southwest Bancshares, Inc.

Bolsters Our Houston Franchise Houston MSA Pro Forma Houston Branch Footprint $344.0 Billion (1) Prosperity Bank (59) Total MSA Deposits Stellar Bank (33) ~8.0M MSA Population ~87K Median Household Income ❖ Houston is the 2nd largest MSA in Texas and 5th largest in the United States by population ❖ Population is expected to grow 7.3% from 2026 – 2031 (compared to 2.6% projected growth for the US) ❖ Houston is home to NASA’s Johnson Space Center and Texas Medical Center – the world’s largest medical complex (1) PB Pro Forma Deposits $11.1B Share 3.2% Branches 92 (2) Bank Deposit Rank 6 2 Note: Data for the market shown refers to the Houston-Pasadena-The Woodlands metropolitan statistical area Source: S&P Capital IQ Pro, Regulatory filings, Bureau of Labor Statistics, Greater Houston Partnership. Deposit data as of June 30, 2025 (1) Prosperity shown pro forma for its recently completed acquisition of American Bank Holding Corp. and its pending acquisition of Southwest Bancshares, Inc. 4 (2) Excludes money-center banks

Houston & Beaumont MSA Highlights Houston Bank Deposit Share Beaumont Bank Deposit Share Deposits Market Share Deposits Market Share Rank Institution (State) No. of Branches ($000) (%) Rank Institution (State) No. of Branches ($000) (%) 1 JPMorgan Chase & Co. (NY) 154 $176,204,522 51.3% Pro Forma 14 $2,798,840 36.8% 2 Wells Fargo & Co. (CA) 134 30,590,469 8.9 1 Stellar Bancorp Inc. (TX) 11 2,728,701 35.8 3 Bank of America Corp. (NC) 99 23,918,308 7.0 2 First Financial Bankshares Inc. (TX) 6 954,502 12.5 4 Zions Bancorp. NA (UT) 57 12,932,882 3.8 3 Wells Fargo & Co. (CA) 6 667,218 8.8 Pro Forma 92 11,091,560 3.2 4 JPMorgan Chase & Co. (NY) 5 653,330 8.6 5 PNC Financial Services Group Inc. (PA) 77 9,621,480 2.8 5 Capital One Financial Corp. (VA) 2 649,018 8.5 6 Huntington Bancshares Inc. (OH) 38 9,287,440 2.7 6 PNC Financial Services Group Inc. (PA) 9 514,527 6.8 7 Cullen/Frost Bankers Inc. (TX) 64 8,012,000 2.3 7 Bank of America Corp. (NC) 1 404,495 5.3 8 Woodforest Financial Group Inc. (TX) 110 5,845,451 1.7 8 AmTex Bancshares Inc. (TX) 3 191,424 2.5 9 Prosperity Bancshares Inc. (TX) 59 5,659,287 1.7 9 Texas Independent Bancshares Inc. (TX) 3 187,090 2.5 10 Stellar Bancorp Inc. (TX) 33 5,432,273 1.6 10 Hancock Whitney Corp. (MS) 2 164,580 2.2 14 Prosperity Bancshares Inc. (TX) 3 70,139 0.9 Select Houston-based Fortune 500 Companies Beaumont Highlights ❖ The Golden Triangle - Industrial region formed by the cities of Beaumont, Port Arthur, and Orange. It is home to the largest petrochemical, refining and manufacturing complex in the nation ❖ Exxon refinery produces over 630,000 barrels of oil per day and is one of the largest refineries in the U.S. ❖ The Port of Beaumont is responsible for ~$23 billion in 2024 annual Texas gross product and over 5% of seaport trade worldwide 2026 – 2031 Projected Population Growth (%) 2026 Median Household Income ($) 7.3% 8.0% 6.5% 6.0% 4.0% 2.6% 1.8% 2.0% 0.0% Houston Beaumont Texas United States Note: References to Houston refer to the Houston-Pasadena-The Woodlands metropolitan statistical area. References to Beaumont refer to the Beaumont-Port Arthur metropolitan statistical area 5 Source: S&P Capital IQ Pro, Bureau of Labor Statistics, Greater Houston Partnership, Exxon Mobile, Comptroller of Texas; Deposit market share data as of June 30, 2025

Stellar Bancorp, Inc. Among Last Remaining Franchises of Scale in the Houston Region Company Overview Q4 2025 Financial Highlights ❖ Stellar Bancorp, Inc. (NYSE: STEL) Balance Sheet Positioning ❖ Created by a merger of equals (announced 2021) $10.8 Billion $7.3 Billion $9.0 Billion ❖ Headquarters in Houston, TX Total Assets Gross Loans Deposits (+1.68% QoQ) (+1.18% QoQ) (+2.31% QoQ) ❖ 52 branches span Houston, Beaumont, East Texas and Dallas ❖ Ranked 6th in S&P Global’s 2024 Top 50 Public Banks – Profitability and Asset Quality Deposit Rankings 1.12% 4.21% 61.6% <0.01% ❖ Highly experienced management team and board with deep Core ROAA NIM Efficiency NCO / local knowledge and strong client relationships Ratio Avg Loans Stellar’s Strong Momentum STEL’s Strong Momentum Inflecting NIM Growing Deposit Base ~38% NIB Deposits Note: Financial data as are GAAP data when available, otherwise FR Y-9C and bank call reports. Data as of December 31, 2025 Source: Company documents, S&P Capital IQ Pro and company website 6 (1) Core Net Interest Margin excludes Purchase Accounting Accretion from the ABTX | CBTX merger of equals completed in 2023 (1) Core NIM (%) Total Deposits ($mm)

Best In Class Deposit Franchise Pro Forma Company vs the KBW Regional Bank Index NIB Deposits / Total Deposits (%) STEL 38% Pro Forma PB 34% 33% KRX Median: 25% Cost of Deposits (%) STEL KRX Median: 1.98% 1.77 Pro Forma PB 1.46 1.36 Note: Prosperity not shown pro forma for its recently completed acquisition of American Bank Holding Corp. and its pending acquisition of Southwest Bancshares, Inc. Pro forma metrics for Prosperity’s acquisition of Stellar are for illustrative purposes exclude the impacts of purchase accounting Note: KBW NASDAQ Regional Banking Index (KRX) which includes 50 U.S. regional banks or thrifts with assets between ~$12 - ~$98 billion 7 Source: S&P Capital IQ Pro, Company documents. Data as of the most recent quarter available

Financial Impact 8

Pro Forma Impact Earnings and (1) Projected Capital Tangible Book Value 9.2% (7.8%) 13.6% 14.6% 2027 EPS Accretion TBV Dilution CET1 Ratio Total Capital Ratio ~4.5 years 10.0% 9.9% TBV Earnback Leverage Ratio TCE / TA Profitability Deposit Footprint 1.58% 17.1% #1 #2 2027 2027 Deposit Franchise Deposit Franchise ROAA ROATCE Headquartered in Houston Headquartered in Texas ~44% ~27% 2027 Of Total Deposits in Efficiency Ratio Houston Note: Prosperity pro forma financial information includes pro forma information for (1) its acquisition of American Bank Holding Corp. completed January 1, 2026, (2) its pending acquisition of Southwest Bancshares, Inc. and (3) the acquisition of Stellar Bancorp, Inc. Note: References to Houston refer to the Houston-Pasadena-The Woodlands metropolitan statistical area Source: S&P Capital IQ Pro. Data as of December 31, 2025. Deposit data as of June 30, 2025 9 (1) Projected balances at merger close; For illustrative purposes, assumes transaction closes on June 30, 2026

Deal Overview • Stellar Bancorp, Inc. to merge into Prosperity Bancshares, Inc.; Stellar Bank to merge into Prosperity Bank Transaction Structure • Approximately 70% stock / 30% cash consideration • $11.36 in cash and 0.3803 PB common shares for each STEL common share; fixed exchange ratio • Implied value of $39.08 per common share • Implied aggregate transaction value of $2,002 million • Price / tangible book value per share: 1.81x Transaction Value • Price / 2025 EPS: 19.7x and Multiples • Price / 2026 estimated EPS: 17.9x (1) • Price / 2026 estimated EPS with synergies: 10.7x • Core deposit premium: 10.9% • Two Stellar directors to be added to Prosperity Bancshares Board of Directors, one of whom will be Bob Franklin (Stellar Bancorp Chairman & CEO) Board of Directors • Two Stellar directors to be added to Prosperity Bank Board of Directors, one of whom will be Pat Parsons and Management • Retain leadership team of Bob Franklin (Stellar Bancorp Chairman & CEO) and Ray Vitulli (Stellar Bank CEO), among others • Signed employment agreements with key Stellar Bank personnel Pro Forma Ownership • 84% Prosperity Bancshares, Inc. / 16% Stellar Bancorp, Inc. (2) (3) PB Today Pro Forma Company at Est. Close Leverage Ratio: • Leverage Ratio: 10.9% 10.0% Capital Impact CET1 Ratio: • Leverage Ratio: 15.4% 13.6% Total Capital: • Leverage Ratio: 16.9% 14.6% Note: Pricing for transaction value and multiples based on PB’s stock price of $72.90 as of January 27, 2026 (1) For illustrative purposes, assumes fully phased-in cost savings in 2026 (2) Prosperity financial metrics as of December 31, 2025 and shown pro forma for its recently completed acquisition of American Bank Holding Corp. and its pending acquisition of Southwest Bancshares, Inc. 10 (3) For illustrative purposes, assumes transaction closes on June 30, 2026

Financial Assumptions • Prosperity Bancshares, Inc. 2026 estimates per Prosperity Management and 2027 estimates per Consensus Estimates Earnings Projections • Stellar Bancorp, Inc. 2026 and 2027 estimates per Stellar Management • 2026: $113mm | 2027: $126mm • Cost savings estimated at 35.0% of STEL non-interest expense Targeted Cost Savings • Cost saving phased-in at 25.0% in 2026 and 100% thereafter Loan Credit Mark • $85.6 million gross loan credit mark or 1.17% of STEL's total loans Assumptions Fair Market Value • $30.8 million pre-tax rate write-down on STEL's loans (accreted into earnings over 4 years using sum of the years digits) Assumptions • Elimination of STEL's AOCI of ($73.0) million (amortized over 5 years using sum of the years digits) Core Deposit • 2.00% core deposit intangible amortized sum of the years digits over 10 years Intangible Restructuring Charges • Estimated one-time transaction expenses of approximately $100.0 million, pre-tax Additional Model • Assumes transaction closes on June 30, 2026 Assumptions 11

Total Shareholder Return Total shareholder return driven by our organic growth and successful M&A strategy. Prosperity has completed 31 M&A transactions since 2000 and announced two additional transactions that are now pending. Commercial Bancshares, Inc. Liberty Bank The Bank Arlington First Bancshares of Texas, Inc. Announced & Closed 1 11 21 29 # Texas Guaranty Bank, N.A. Village Bank and Trust American State Financial Corp. Lone Star State Bancshares, Inc. Announced & Pending 2 12 22 30 # 33 First State Bank First Capital Bankers, Inc. Community National Bank American Bank Holding Corp. 3 13 23 31 31 30 32 Paradigm Bancorporation, Inc. Grapeland Bancshares, Inc. Coppermark Bancshares Southwest Bancshares, Inc. 4 14 24 32 29 5 Southwest Bank Holding Co. 15 SNB Bancshares, Inc. 25 First Victoria National Bank Corp. 33 Stellar Bancorp, Inc. 28 6 First National Bank of Bay City 16 Texas United Bancshares, Inc. 26 F&M Bancorporation, Inc. 7 Abrams Centre Bancshares, Inc. 17 The Bank of Navasota 27 Tradition Bancshares, Inc. +1,466% st 8 Bank Dallas SSB 18 1 Choice Bancorp, Inc. 28 LegacyTexas Financial Group 26 27 9 Mainbancorp 19 Texas Bankers, Inc. 25 22 First State Bank of North Texas East Texas Financial Services, Inc. 10 20 21 20 24 19 23 6 +668% 5 10 11 15 16 17 18 4 9 12 13 14 3 8 7 2 1 +182% 01/01/00 01/01/02 01/01/04 01/01/06 01/01/08 01/01/10 01/01/12 01/01/14 01/01/16 01/01/18 01/01/20 01/01/22 01/01/24 01/01/26 Prosperity (+1,466%) S&P 500 (+668%) NASDAQ BANK (+182%) Note: Market data as of January 27, 2026 12 Source: S&P Capital IQ Pro, FactSet

Appendix 13

Pro Forma Loans & Deposits $0.1 $1.0 $1.3 1% $1.3 4% Loan Portfolio 5% 6% $1.0 ($ in Billions) $1.9 $3.3 $1.1 5% $0.1 $1.5 8% $1.7 33% 16% 2% 20% $1.7 6% Key: 8% Commercial & Industrial $5.8 Pro 26% Commercial Real Estate $8.6 $10.3 Forma 29% 35% Construction $7.4 1-4 Family 34% $2.7 $4.5 $2.9 13% Consumer & Other 61% 10% Mortgage Warehouse Agricultural (Inc. Farm) Total Loans: $29.1bn Total Loans: $21.8bn Total Loans: $7.3bn Yield: 6.07% Yield: 5.83% Yield: 6.61% $0.0 Deposit Portfolio 0% $2.5 $5.5 ($ in Billions) $4.5 $1.0 27% 15% 16% 11% $9.5 $12.9 Key: 33% 34% Pro Noninterest-Bearing Deposits Interest-Bearing Checking Forma $11.6 $9.1 $2.1 $3.4 31% Savings & Money Market 32% 24% 38% $5.4 $7.5 Time Deposits 19% 20% Total Deposits: $37.5bn Total Deposits: $28.5bn Total Deposits: $9.0bn Cost: 1.46% Cost: 1.36% Cost: 1.77% Loans / Deposits: 77.6% Loans / Deposits: 76.6% Loans / Deposits: 80.8% Note: Prosperity not shown pro forma for its recently completed acquisition of American Bank Holding Corp. and its pending acquisition of Southwest Bancshares, Inc. Pro forma metrics for illustrative purposes exclude the impacts of purchase accounting 14 Source: S&P Capital IQ Pro, Company documents. Data as of December 31, 2025

Pro Forma Adjustments Tangible Book Value Per Share Reconciliation Goodwill Reconciliation Dollar values and share counts in millions, except per share amounts Dollar values in millions Prosperity TBV per Share at Closing (6/30/2026) $43.69 Aggregate Deal Value $2,002 Prosperity Common Equity at Closing $8,368 Stellar Common Equity at Closing $1,708 Aggregate Value of Stock Consideration 1,411 Existing Intangibles (559) Transaction Expenses (79) Tangible Common Equity 1,149 Pro Forma Common Equity at Closing 9,700 Purchase Accounting Adjustments Prosperity Intangible Assets at Closing 3,931 Gross Loans - Credit (86) Goodwill Generated 738 ALLL Reversal 86 CDI Generated 160 Gross Loans - Rate (31) Pro Forma Intangibles at Closing 4,828 Total Purchase Accounting Adjustments (31) Pro Forma Tangible Common Equity at Closing $4,872 Deferred Tax Asset / (Liability) 6 Reversal of DTL Associated with Existing CDI 13 Prosperity Common Shares Outstanding at Closing 101.6 Shares Issued to Stellar Bancorp 19.4 Stellar Adjusted Tangible Common Equity at Closing $1,138 Pro Forma Common Shares Outstanding 120.9 Implied Premium $864 Pro Forma Tangible Book Value per Share $40.29 Premium Allocation Core Deposit Intangible 160 Deferred Tax Asset / (Liability) (34) Net CDI Allocation $126 Goodwill Allocation $738 15

Pro Forma Adjustments (cont.) 2027E Earnings per Share Reconciliation Dollar values in millions, except per share amounts 2027E Earnings per Share Reconciliation Prosperity Net Income (Consensus) $683 Stellar Net Income (Internal Management Estimate) 126 After-Tax Transaction Adjustments Cost Savings (Phased-in 100%) $77 Accretion from Interest Rate Marks 30 Elimination of Stellar's Amortization Expense 13 New Intangible Amortization (22) Other Adjustments (20) Prosperity Pro Forma Net Income $888 Prosperity 2027E Pro Forma EPS $7.34 Prosperity Standalone 2027E EPS $6.72 2027E EPS Accretion to Prosperity ($) $0.62 2027E EPS Accretion to Prosperity (%) 9.2% 16

Important Information Additional Information about the Transaction and Where to Find It Prosperity intends to file with the SEC the Registration Statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Stellar in connection with the proposed transaction. The Registration Statement will include the Proxy Statement/Prospectus which will be sent to the shareholders of Stellar in connection with the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that may be filed by Prosperity or Stellar with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents that are filed with the SEC by Prosperity or Stellar, as applicable, free of charge from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank. Participants in the Solicitation Prosperity, Stellar and certain of their directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Stellar’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Prosperity and their ownership of Prosperity common stock is contained in the definitive proxy statement for Prosperity’s 2025 annual meeting of shareholders (the “Prosperity Annual Meeting Proxy Statement”), which was filed with the SEC on March 13, 2025, including under the headings “Item 1. Election of Directors,” “Corporate Governance,” “Executive Compensation and Other Matters,” “Item 3. Advisory Vote on Executive Compensation,” and “Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders.” Information about the directors and executive officers of Stellar and their ownership of Stellar common stock is contained in the definitive proxy statement for Stellar’s 2025 annual meeting of shareholders (the “Stellar Annual Meeting Proxy Statement”), which was filed with the SEC on April 10, 2025, including under the headings “Proposal 1: Election of Directors,” “Certain Corporate Governance Matters,” “Executive Compensation and Other Matters,” “Executive Compensation Payments and Awards,” “Proposal 4: Advisory Vote on the Compensation of the Company’s Named Executive Officers (“Say-on-Pay Resolution”),” and “Beneficial Ownership of the Company’s Common Stock by Management and Principal Shareholders of the Company.” Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Stellar in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. To the extent holdings of securities by potential participants (or the identity of such participants) have changed since the information printed in the Prosperity Annual Meeting Proxy Statement or the Stellar Annual Meeting Proxy Statement, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 filed with the SEC, as applicable. Free copies of the Proxy Statement/Prospectus relating to the proposed transaction and free copies of the other SEC filings to which reference is made in this paragraph may be obtained from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor- relations/ or Stellar’s website at https://ir.stellar.bank. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. 17

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